UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

December 28, 2016

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Selective Opportunity Fund
Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Pursuant to our discussion, we are filing a new response letter in order to reflect the Adviser’s updated projections for first year AUM. The updated projected first year AUM results in a reduction in Other Expenses from 0.80% to 0.68%, and a reduction in Total Annual Fund Operating Expenses from 2.06% to 1.94%. The Expense Example has been updated accordingly. But for these changes, the response letter is identical to the letter dated December 20, 2016 filed as EDGAR Correspondence.

Following our discussion on December 7 regarding the SEC’s concerns with a 0.00% fund management fee, the Adviser to the Selective Opportunity Fund has agreed to charge the 1.25% fee at the Fund level. Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed September 26, 2016 for the purpose of forming a new series, the Selective Opportunity Fund.

(1)	Comment: Provide a completed fee table and expense example at least one week prior to the 485(b) filing.

Response: The fee table now reflects the actual management fee of 1.25% paid by the Fund, and will appear as follows in the final prospectus:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution (12b-1) Fees	NONE
Other Expenses[1]	0.68%
Acquired Fund Fees and Expenses[1]	0.01%

Total Annual Fund Operating Expenses	1.94%

1-Other expenses and Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the current fiscal year. AFFE are fees and expenses incurred by the Fund in connection with its investments in other investment companies.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$197	$609

(2)	Comment: Explain whether the Adviser will provide information to the Board about the aggregate advisory fees it receives from clients with respect to their investments in the Fund in connection with the 15c approval and 15c renewals.

Response: The Adviser provided information about the advisory fees to the Board in the original 15c process for approval of the management agreement. This is no longer applicable as the fee will be charged at the Fund level.

(3)	Comment: In the management fee line in the fee table, disclose the advisory fee paid by clients to the adviser under their respective discretionary investment advisory agreements. Please see Aspiration Funds January 28, 2016 filing as an example.

Response: This is no longer applicable as the fee will be charged at the Fund level.

(4)	Comment: Confirm that performance will be adjusted by the actual advisory fees paid or the highest fee charged.

Response: This is no longer applicable as the fee will be charged at the Fund level.

(5)	Comment: Please describe how the fee is set in the advisory agreement.

Response: No advisory fee will be charged to clients with respect to assets invested in the Fund.

(6)	Comment: On page 2 of the prospectus, Principal Investment Strategies, disclose that the Fund may invest in any market cap size and disclose to the Staff that investment in emerging markets is not a principal strategy.

Response: We have modified the first sentence of Principal Investment Strategies as follows: “The Fund invests primarily in equity securities of U.S. and foreign companies of any market capitalization that the Fund’s adviser believes possess a durable competitive advantage and are capable of producing superior returns.”

Additionally, we are confirming that investment in emerging markets is not a principal strategy.

(7)	Comment: In Principal Risks, please elaborate on small number of stock risks.

Response: The Staff reconsidered this comment and indicated that the existing non-diversification risk disclosure is adequate.

(8)	Comment: Please explain how the adviser achieves the objective of “protecting client principal.” Is purchasing call options part of this? How does purchasing call options preserve capital when it requires payment of a premium?

Response: We have added the following disclosure on page 2, Principal Investment Strategies, to clarify how the adviser seeks to protect principal: “The Fund may also invest a substantial portion of its assets in cash and cash equivalents, including money market funds and other short term fixed income investments, in seeking to protect principal.”

(9)	Comment: On page 2, Principal Investment Strategies, revise disclosure regarding use of derivatives according to guidance in Barry Miller letter to the ICI dated July 30, 2010.

Response: We have modified the last sentence of Options Risk in the Summary section to read as follows: “The Fund may lose the entire value of the premium paid to purchase a call option if the adviser does not exercise the option.” We have also added the following sentence to the Item 9 Options Risk disclosure: “The adviser may decide not to exercise the option if the market value of the underlying security drops below the strike price, or if the adviser believes the underlying security no longer holds the requisite intrinsic value.”

(10)	Comment: Please add ADR/GDR disclosure under Principal Risk.

Response: We have added the following sentences to the Foreign Securities Risk disclosure: “Investments in foreign securities indirectly through ADRs or GDRs involve risks similar to those accompanying direct investments in foreign securities, except that these securities are not necessarily denominated in the same currency as the underlying securities that they represent. Therefore, they may reduce the currency risk of investing in foreign securities.”

(11)	Comment: Revise the non-diversification disclosure to state that the fund “will” hold larger positions in a smaller number of securities.

Response: We have made this change.

(12)	Comment: Please indicate whether the adviser is new to managing a fund.

Response: The adviser is new to managing a fund and we have added the following New Adviser Risk disclosure: “The adviser has not previously managed a mutual fund. Mutual funds and their advisors are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to the adviser’s management of other types of individual and institutional accounts. As a result, investors do not have a long-term track record of managing a mutual fund from which to judge the adviser and the adviser may not achieve the intended result in managing the Fund.”

(13)	Comment: On page 6, revise the caption for small and mid size company risk to match the caption on page 3.

Response: We have made this change.

If you have any additional questions, or need additional information, please contact me at 513-587-3454.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust
Mr. Don Mendelsohn, Esq., Thompson Hine LLP